UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐Form N-CEN ☐ Form N-CSR

For Period Ended: May 31, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: _______________________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

 If the notification relates to a portion of the filing checked above, please identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Laredo Oil, Inc.

Full Name of Registrant

Former Name if Applicable

2021 Guadalupe Street, Ste. 260

Address of Principal Executive Office (Street and Number)

Austin, Texas 78705

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be ﬁled without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be ﬁled on or before the ﬁfteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be ﬁled on or before the ﬁfth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be ﬁled within the prescribed time period. (Attach extra Sheets if Needed)

The Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 2021 cannot be filed within the prescribed time period because the Company requires additional time to prepare and review its financial statements to ensure adequate disclosure of the financial information required to be included in the Form 10-K. The Company’s Annual Report on Form 10-K will be filed on or before the 15th calendar day following the prescribed due date.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Bradley E. Sparks, CFO	512	337-1199
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to ﬁle such report(s) been ﬁled? If answer is no, identify report(s).

Yes ☒ No ☐

(3)	Is it anticipated that any signiﬁcant change in results of operations from the corresponding period for the last ﬁscal year will be reﬂected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As reflected the most recent Quarterly Report on Form 10-Q (filed April 19, 2021) of Laredo Oil, Inc. (the “Company”), pursuant to a Securities Purchase Agreement dated December 31, 2020 (the “Securities Purchase Agreement”), by and among the Company, Alleghany Corporation (“Alleghany”), Stranded Oil Resources Corporation, a wholly-owned subsidiary of Alleghany (“SORC”), and SORC Holdings LLC, a wholly-owned subsidiary of the Company (“Buyer” or “SORC Holding”), Buyer purchased all of the issued and outstanding shares of SORC stock (the “SORC Shares”) in a transaction that closed on December 31, 2020 (the “SORC Purchase Transaction”). Further, pursuant to the SORC Purchase Agreement, Laredo and Alleghany entered into a Consulting Agreement dated as of December 31, 2020 (the “Consulting Agreement”), pursuant to which Seller agreed to pay an aggregate of approximately $1.245 million during calendar year 2021 in consideration of Laredo causing certain individuals to provide consulting services to Alleghany.

Prior to December 31, 2020, the main source of the Company’s revenue was management fee revenue and operations reimbursements pursuant to the Company’s Management Services Agreement with SORC (the “MSA”). In connection with the SORC Purchase Transaction, the MSA was terminated effective as of December 31, 2020.

The Company received and recorded management fee revenue and direct costs totaling $4,015,763and $4,775,976, respectively, for the fiscal year ending May 31, 2021 and $8,145,167 and $7,968,985, respectively, for the fiscal year ending May 31, 2020. The decrease in revenues and direct costs is primarily attributable to the termination of the MSA with SORC resulting in a reduction in force contributing to the decrease in employee related costs as well as the cessation of the related monthly and quarterly management fee revenues in fiscal year ending May 31, 2021 as compared to fiscal year ending May 31, 2020. Offsetting the decrease in the management fee revenue is an increase in other revenue totaling $576,863 recorded for continued consulting services after the termination of the MSA.

During the years ended May 31, 2021 and 2020, respectively, the Company incurred operating expenses of $499,332 and $307,048. These expenses consisted of general operating expenses incurred in connection with the day to day operation of the Company’s business, the preparation and filing of our required reports and stock option compensation expense. The increase in expenses for the year ended May 31, 2021 as compared to the same period in 2020 is primarily attributable to consulting and legal costs related to investment in Cat Creek and the Securities Purchase Agreement. The Company also experienced increases in other general and administrative expenses including insurance, IT and internet services and transfer agent fees, as well as depreciation expense in connection with the acquired property, plant and equipment.

Laredo Oil, Inc.

 Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto authorized.

Date:	August 30, 2021	By:	/s/ Bradley E. Sparks
Bradley E. Sparks
Chief Financial Officer

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